KA 9/8

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 25 2011
14 REGISTRATIONS BRANCH

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38686

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/10 (MM/DD/YY) AND ENDING 06/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Glover Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

229 Peachtree Street, N.E., Suite 506
(No. and Street)

Atlanta (City) Georgia (State) 30303 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Marion Glover 404 523-2921
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazier & Deeter, LLC
(Name – *if individual, state last, first, middle name*)

600 Peachtree Street, N.E., Ste 1900 (Address) Atlanta (City) Georgia (State) 30308 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

11022737

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KA 9/8

OATH OR AFFIRMATION

I, Marion B. Glover, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glover Capital, Inc., as of June 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOVER CAPITAL, INC.

Table of Contents

June 30, 2011

FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Glover Capital, Inc.
Atlanta, Georgia

We have audited the accompanying statement of financial condition of Glover Capital, Inc. as of June 30, 2011, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Glover Capital, Inc. as of June 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

August 23, 2011

Frazier & Deeter, LLC

GLOVER CAPITAL, INC.

Statement of Financial Condition

June 30, 2011

Assets

Cash	$	99,424
Income taxes receivable		340
Total Assets	$	99,764

Liabilities and Stockholder's Equity

Liabilities:		
Due to related party	$	2,376
Total liabilities		2,376
Stockholder's Equity:		
Common stock, $1 par value; 100,000 shares authorized; 5,000 shares issued and outstanding		5,000
Additional paid-in capital		2,500
Retained earnings		89,888
Total stockholder's equity		97,388
Total Liabilities and Stockholder's Equity	$	99,764

See notes to financial statements.

GLOVER CAPITAL, INC.

Statement of Operations

For the Year Ended June 30, 2011

Revenues:	
Commissions	$ 1,015,844
Interest and dividends	1,213
	1,017,057
Expenses:	
Management fees	905,000
Regulatory fees	2,830
Other expenses	53,821
	961,651
Net income	$ 55,406

See notes to financial statements.

GLOVER CAPITAL, INC.

Statement of Stockholder's Equity

For the Year Ended June 30, 2011

	Common Stock				Additional				
	Shares		Par Value		Paid-in Capital		Retained Earnings		Total
Balance, June 30, 2010	5,000	$	5,000	$	2,500	$	34,482	$	41,982
Net income	-		-		-		55,406		55,406
Balance, June 30, 2011	5,000	$	5,000	$	2,500	$	89,888	$	97,388

See notes to financial statements.

GLOVER CAPITAL, INC.

Statement of Cash Flows

For the Year Ended June 30, 2011

Increase (Decrease) in Cash

Cash flows from operating activities:

Cash received from customers	$	1,015,844
Cash paid for management fees		(905,000)
Cash paid for regulatory fees		(2,830)
Cash paid for other expenses		(54,183)
Interest and dividends received		1,213
Net cash provided by operating activities and increase in cash		55,044
Cash, beginning of year		44,380
Cash, end of year	$	99,424

Reconciliation of Net Income to Net Cash Used In Operating Activities

Net income	$	55,406
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in assets and liabilities:		
Due to related party		(362)
Total adjustments		(362)
Net cash provided by operating activities	$	55,044

See notes to financial statements.

Note 1 - Description of business and summary of significant accounting policies:

Glover Capital, Inc. (the Company) was incorporated on September 16, 1987 for the purpose of becoming qualified as a licensed broker/dealer. On September 24, 1987, the Company became licensed as a broker/dealer and began operations.

Basis of presentation

The Company has adopted Financial Accounting Standards Board (FASB) Codification (Codification). The Codification is the single official source of authoritative generally accepted accounting principles in the United States (U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities and all of the Codification's content carries the same level of authority.

Revenue recognition

The Company prepares its financial statements on the accrual basis of accounting. Revenues related to the sale of a company are recognized when collectability is reasonably assured, persuasive evidence of an arrangement exists, and prices are determinable, as evidenced by a signed customer contract, and when the deal "closes."

Receivables and credit policies

The Company routinely assesses the financial strength of its clients and, as a consequence, believes that its commission receivable credit risk exposure is limited. Commission receivables are carried at original contract amount less an estimate for anticipated credit losses as determined by management in the course of regularly evaluating individual receivables. To date, bad debts have not exceeded management's expectations. At June 30, 2011, there were no commissions receivable or allowance for bad debts. Commission receivables are written off when deemed uncollectible. Recoveries of commission receivables previously written off are recorded when received.

Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred tax assets and liabilities related to using the cash method of accounting for tax purposes and the accrual method of accounting for financial reporting purposes.

Note 1 - Description of business and summary of significant accounting policies - continued:

Income taxes - continued

As of June 30, 2011, the Company has federal and state net operating loss carryforwards of $3,230 available to reduce future taxable income, which expires in 2030. The significant temporary difference is the carryforwards that give rise to net deferred tax assets before valuation allowance. At June 30, 2011, the Company had $151 in deferred tax assets. The Company's management concluded that it was more likely than not that deferred tax assets would not be recovered and has provided a valuation allowance for the full amount of its net deferred tax assets at June 30, 2011. Under the provisions of the Internal Revenue Code, certain substantial changes in the Company's ownership may result in a limitation on the amount of net operating loss carryforwards which can be used in future years.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authority, based on the technical merits of the position. Tax years that remain subject to examination by major tax jurisdictions date back to the year ending June 30, 2008. As of June 30, 2011, there are no known items which would result in a material accrual related to where the Company has federal or state attributable tax positions.

Major customers

The nature of the Company's business is to handle large transactions. During the year ended June 30, 2011, the Company had one transaction with one customer, which accounted for 100% of revenues.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events

The Company has evaluated subsequent events through August 23, 2011, which is the date these financial statements were available to be issued. All subsequent events, if any, requiring recognition as of June 30, 2011, have been incorporated into these financial statements.

Note 2 - Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2011, the Company had net capital of $96,931 which was $91,931 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.02 to 1 at June 30, 2011.

Note 3 - Transactions with related party:

The Company and Glover & Associates, Inc. are affiliated companies under common management control. The existence of this control could result in operating results and/or a financial position of the Company significantly different from those that would have been obtained if the companies were autonomous.

During the year ended June 30, 2011, the Company paid $27,755 and $905,000 to Glover & Associates, Inc. for various operational expenses and management fees, respectively.

Note 4 - Possession or control requirements:

The Company does not have any possession or control of customer funds or securities.

Note 5 - Concentration of credit risk:

The Company maintains its cash in bank deposits which, at times, may exceed federally-insured limits. The Company has not experienced any losses in such accounts.

FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

To the Stockholder
Glover Capital, Inc.
Atlanta, Georgia

Our report on our audit of the financial statements of Glover Capital, Inc. for the year ended June 30, 2011 appears on page 1. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 on pages 10 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

August 23, 2011

Frazier & Deeter, LLC

GLOVER CAPITAL, INC.

Schedule 1: Reconciliation of Audited and Unaudited Reports

June 30, 2011

Description	As Previously Stated	Debit	Credit	As Stated
	Assets			
Cash	$ 99,424	$ -	$ -	$ 99,424
Income taxes receivable	340	-	-	340
	$ 99,764	$ -	$ -	$ 99,764
	Liabilities and Stockholder's Equity			
Liabilities:				
Due to related party	$ 2,376	$ -	$ -	$ 2,376
Stockholder's equity:				
Common stock	5,000	-	-	5,000
Additional paid-in capital	2,500	-	-	2,500
Retained earnings	89,888	-	-	89,888
	$ 99,764	$ -	$ -	$ 99,764
	Revenues and (Expenses)			
Commissions	$ 1,015,844	$ -	$ -	$ 1,015,844
Interest and dividends	1,213	-	-	1,213
Management fees	(905,000)	-	-	(905,000)
Regulatory fees	(2,830)	-	-	(2,830)
Other expenses	(53,821)	-	-	(53,821)
	$ 55,406	$ -	$ -	$ 55,406

See independent auditors' report on supplemental information.

GLOVER CAPITAL, INC.

Schedule 2: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

June 30, 2011

COMPUTATION OF NET CAPITAL

Total stockholder's equity from statement of financial condition		$ 97,388
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		97,388
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated borrowings		97,388
Deductions and/or charges:		
Total nonallowable assets - taxes receivable	$ 340	
Secured demand note deficiency	-	
Commodity futures contracts and spot commodities-proprietary capital charges	-	
Other deductions and/or charges	-	
Other additions and/or allowable credits	-	(340)
Net capital before haircuts on securities positions (tentative net capital)		97,048
Subordinated securities borrowings	-	
Trading and investment securities:		
Exempted securities	-	
Debt securities	-	
Options	-	
Other securities	-	
Undue concentrations	-	
Other - UBS	117	(117)
Net capital		$ 96,931

See independent auditors' report on supplemental information.

GLOVER CAPITAL, INC.

Schedule 2: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission - Continued

June 30, 2011

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition (less deferred income taxes)	$	2,376
Add:		
Drafts for immediate credit		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	2,376

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	158
Minimum dollar requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital at 1500%	$	91,931
Excess net capital at 1000%	$	90,931
Percentage of aggregate indebtedness to net capital		2.45 %

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	96,931
Net audit adjustments		-
Net capital per previous page	$	96,931

See independent auditors' report on supplemental information.

GLOVER CAPITAL, INC.

Schedule 3: Statement Regarding SEC Rule 15c3-3

June 30, 2011

Exemptive Provision

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the Rule.

See independent auditors' report on supplemental information.

FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Stockholder
Glover Capital, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of Glover Capital, Inc. (the Company) as of and for the year ended June 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons;
- Recordation of differences required by Rule 17a-13; and
- Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011 to meet the SEC's objectives.

This report is intended solely for the use of the stockholder, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

August 23, 2011

Frazier & Deeter, LLC

Agreed-Upon Procedures Applied to Form SIPC-7

Glover Capital, Inc.

For the Year Ended June 30, 2011

FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder
Glover Capital, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Glover Capital, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Glover Capital, Inc.'s compliance with the applicable instruction of the General Assessment Reconciliation (Form SIPC-7). Glover Capital, Inc.'s management is responsible for the Glover Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (i.e. the general ledger) noting no differences greater than $1.

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2011, with the amounts reported in Form SIPC-7 for the year ended June 30, 2011 noting the Form SIPC-7 is for the year ended June 30, 2011. Therefore we compared the amounts in the 3rd and 4th quarter 2010 and 1st and 2nd quarter 2011 FOCUS filings to the amounts reported in the Form SIPC-7 noting no differences greater than $1.

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no overpayments.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Glover Capital, Inc. and other specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Atlanta, Georgia
August 23, 2011

Frazier & Deeter, LLC

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended June 30 , 2011
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

038686 FINRA Jun

Glover Capital, Inc.
506 International Tower
229 Peachtree St., NE
Atlanta, GA 300303-1601

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 3

B. Less payment made with SIPC-6 filed (exclude interest) (2)
1/27/11
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 1

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 1

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Glover Capital, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 3rd day of August , 20 11 .

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1, 2010
and ending 6/30, 2011
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,017,055
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	1,017,055
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
Commission on Sale of Assets, Ag Pro Transaction	(1,015,843)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 1,212
2e. General Assessment @ .0025	$ 3
	(to page 1, line 2.A.)

GLOVER CAPITAL, INC.

FINANCIAL STATEMENTS

JUNE 30, 2011